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03013165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECEIVED MAR 1 0 2003

SEC FILE NUMBER
8-41855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peachtree Capital Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Buckhead Plaza
3060 Peachtree Road, NW
Suite 1825
(No. and Street)

Atlanta	**Georgia**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Harless **(404) 364-2100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, *Steven R. Harless*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Peachtree Capital Corporation**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

AMY A PETERSON
Notary Public, Cobb County, Georgia
My Commission Expires May 28, 2006

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACHTREE CAPITAL CORPORATION

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Peachtree Capital Corporation

We have audited the accompanying balance sheet of Peachtree Capital Corporation as of December 31, 2002 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peachtree Capital Corporation as of and for the year ended December 31, 2001, were audited by other auditors, whose report dated February 2, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The supplemental schedule is the responsibility of management and has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 15, 2003

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

PEACHTREE CAPITAL CORPORATION

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ -	10,650
Receivable from clearing broker-dealer	15,925	21,700
Commissions receivable	15,473	31,878
Prepaid expenses	2,925	2,210
Deposit with clearing broker-dealer	15,000	15,000
Total assets	$ 49,323	81,438
Liabilities and Shareholders' Equity		
Liabilities consisting of accrued payroll and payroll taxes	$ 22,095	16,184
Shareholders' equity:		
Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	26,228	19,863
Retained earnings	-	44,391
Total shareholders' equity	27,228	65,254
Total liabilities and shareholders' equity	$ 49,323	81,438

See accompanying notes to financial statements.

PEACHTREE CAPITAL CORPORATION

Statements of Income

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions from brokerage services	$ 681,961	575,232
Investment advisory fees	97,930	107,106
Insurance commissions	55,355	39,075
Interest income	446	809
Total revenues	835,692	722,222
Expenses:		
Employee compensation and fringe benefits	468,373	300,813
Clearing fees and expenses	63,616	59,246
Regulatory fees and expenses	8,127	1,806
Telephone and communications	11,209	20,392
Quotation and research services	28,595	21,715
Insurance expenses	7,605	9,588
Office rent	95,297	112,636
Other administrative expenses	53,207	62,665
Total expenses	736,029	588,861
Net income	$ 99,663	133,361

See accompanying notes to financial statements.

PEACHTREE CAPITAL CORPORATION

Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2002 and 2001

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	1,000	$ 1,000	19,863	112,490	133,353
Net income	-	-	-	133,361	133,361
Distribution to shareholders	-	-	-	(201,460)	(201,460)
Balance, December 31, 2001	1,000	1,000	19,863	44,391	65,254
Impact of the purchase of the Company by ebank Financial Services, Inc. effective January 2, 2002 (note 1)	-	-	935,387	(44,391)	890,996
Net income	-	-	-	99,663	99,663
Distributions to shareholders	-	-	-	(137,689)	(137,689)
Impact of the purchase of the Company by the Harlesses effective December 31, 2002 (note 1)	-	-	(929,022)	38,026	(890,996)
Balance, December 31, 2002	1,000	$ 1,000	26,228	-	27,228

See accompanying notes to financial statements.

PEACHTREE CAPITAL CORPORATION

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 99,663	133,361
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables	22,180	(12,981)
Increase in prepaid expenses	(715)	(2,210)
Increase in accrued liabilities	5,911	11,538
Net cash provided by operating activities	127,039	129,708
Cash flows from financing activities consisting of distributions to shareholders	(137,689)	(201,460)
Net decrease in cash	(10,650)	(71,752)
Cash and cash equivalents at beginning of year	10,650	82,402
Cash and cash equivalents at end of year	$ -	10,650

Supplemental disclosures of non-cash investing activities:

Goodwill totaling $941,250 was recorded upon the January 2, 2002 acquisition of the Company by ebank Financial Services, Inc. and was removed from the books upon the re-acquisition of the Company by the Harlesses (note 1).

See accompanying notes to financial statements.

PEACHTREE CAPITAL CORPORATION

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Organization and Description of Business

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Nation Association of Securities Dealers, Inc. (the "NASD"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. Most of the Company's customers are located in the state of Georgia.

Effective January 2, 2002, the Harlesses, the founders and sole shareholders of the Company, sold the Company to ebank Financial Services, Inc. ("ebank") for $400,000 in cash and newly issued ebank Series B-1 and B-2 preferred stock valued at $450,000. Just prior to this transaction, the Company declared and paid a dividend of $45,460 in order to remove all assets from the Company except the $15,000 deposit with clearing broker-dealer (the Company had no liabilities at that time). ebank incurred costs related to this transaction of $106,250, and the resulting goodwill of $941,250 was pushed-down to the Company, and the Company's equity accounts were adjusted to reflect the $956,250 purchase price.

Effective December 31, 2002, the Harlesses reacquired the Company from ebank for $578,000 in cash and by surrendering to ebank the Series B-1 and B-2 preferred stock they had previously received. Just prior to this repurchase transaction, the Company declared and paid a dividend, which, when combined with a dividend declared and paid in August 2002, totaled $92,229. This dividend removed all cash from the Company. The previously recorded goodwill of $941,250 was written off, and the Company's equity accounts were adjusted to equal the net assets of the Company upon the re-acquisition. Since the Harlesses are individuals, as opposed to a business entity, no goodwill or other intangibles were recorded for the excess of purchase price over net assets acquired in this re-acquisition.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be a cash equivalent.

Deposit with Clearing Broker-dealer

At December 31, 2002 and 2001, the Company had a deposit with its clearing broker-dealer in the amount of $15,000. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer and are excluded from cash.

Income Taxes

Prior to its acquisition in 2002, the Company had elected to be taxed under the Subchapter S of the Internal Revenue Code. Accordingly, the income tax consequences of the Company's operations all passed through to its shareholders.

As a result of the acquisition by ebank, the Company no longer qualified for its Subchapter S election, and the income tax consequences of its 2002 operations will be included in ebank's 2002 consolidated income tax return. The 2002 consolidated tax return will show a substantial loss, and the Company will not be required to pay any taxes to ebank; therefore, no income tax amounts have been provided for in the financial statements.

The Company has no significant deferred tax attributes.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Revenue Recognition and Commissions Receivable

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. Investment advisory fees are recognized as earned when the related services have been completed.

Reclassification of Revenues and Expenses

Commissions from brokerage services were reclassified in 2001 to report gross commissions and respective clearing fees and expenses.

(2) **Related Party Transactions**

Upon the acquisition of the Company by ebank, the Company entered into an agreement with Harless and Associates, CPA, a firm owned by the Harlesses, specifying certain commission rates, bonuses, minimum payment amounts, and severance payments for a two-year period. At the same time, the Company also entered into a two-year employment agreement with a relative of the Harlesses that called for commission payments and severance payments should the relative be terminated without cause. These two agreements were terminated upon the reacquisition of the Company by the Harlesses.

The Company shares certain employee costs and office facilities, furniture and equipment with Harless, Pittman and Associates, CPA, a firm owned in part by the Harlesses. The Company paid approximately $95,000 in 2002 and $113,000 in 2001 for the use of the shared facilities, furniture and equipment.

(3) **Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $24,303 which was $19,303 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

(4) **Retirement Plan**

During 1998, the Company adopted a SIMPLE - IRA plan covering substantially all employees. Expenses incurred under the plan for 2001 were approximately $4,600. During 2002, substantially all of the Company's employees became eligible to participate in the 401(k) plan offered by ebank. Neither the Company nor ebank made any contributions to the plan on behalf of the Company's employees during 2002. As of December 31, 2002, the Company's employees will no longer participate in the 401(k) plan due to the re-acquisition of the Company by the Harlesses.

SUPPLEMENTAL

SCHEDULE

PEACHTREE CAPITAL CORPORATION

Supplemental Schedule
Computation of Net Capital
under Rule 15c3-1 of the
Securities Exchange Act of 1934

As of December 31, 2002

Computation of Net Capital:	
Total shareholders' equity	$ 27,228
Non-allowable assets	(2,925)
Tentative net capital	24,303
Haircuts on securities	-
Net capital	24,303
Minimum net capital	5,000
Excess net capital	$ 19,303
Aggregate Indebtedness to Net Capital Ratio:	
Aggregate indebtedness	$ 22,095
Net capital	$ 24,303
Ratio	0.91 to 1

Reconciliation with Company's Computation (included in Part II of its FOCUS report as of December 31, 2002):

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2002, as amended) and the amount computed above.

Porter Keadle Moore, LLP

Independent Accountants' Report on Internal Control Procedures

To the Board of Directors and Shareholders
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Peachtree Capital Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 15, 2003